BB 3/3

[redacted]

SEC 09057817 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8-32673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MTL Equity Products, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 Jorie Boulevard
(No. and Street)

Oak Brook	**Illinois**	**60522-9006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Thompson **(630) 684-5383**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Gregory Thompson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **MTL Equity Products, Inc.**, as of **December 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

"OFFICIAL SEAL"
Cheryl L. Puziss
Notary Public, State of Illinois
My Commission Exp. 01/14/2010

Signature

Financial Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTL Equity Products, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Tel: 312 879 2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
MTL Equity Products, Inc.

We have audited the accompanying statement of financial condition of MTL Equity Products, Inc. (a wholly owned subsidiary of MTL Holdings, Inc.) (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTL Equity Products, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 16, 2009

0901-1019398

MTL Equity Products, Inc.

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	279,818
Commissions receivable		30,929
Agent balances receivable		3,396
Prepaid expenses		31,372
Investment – common stock *(Note 1)*		37,065
Broker deposit		25,000
	$	407,580
Liabilities and stockholder's equity		
Due to MTL Insurance Company *(Note 4)*	$	118,413
Commissions payable		26,290
Other accounts payable and accrued liabilities		15,929
Deferred taxes payable		5,938
		166,570
Stockholder's equity:		
Common stock, $1 par value:		
Authorized – 1,000 shares; issued and outstanding – 360 shares (owned by MTL Holdings, Inc.)		360
Additional paid-in capital		359,640
Accumulated deficit		(118,990)
		241,010
	$	407,580

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Operations

Year Ended December 31, 2008

Revenues	
Commissions:	
Mutual fund sales	$ 1,388,125
Variable annuity and variable life sales	885,172
Securities sales	76,947
Other income	25,949
	2,376,193
Expenses	
Commissions	1,932,125
Administrative charges from MTL Insurance Company (*Note 4*)	200,237
Other general and administrative expenses	288,434
	2,420,796
Loss before income taxes	(44,603)
Income tax benefit:	
Current	(2,072)
Deferred	(14,640)
Total income tax benefit	(16,712)
Net loss	$ (27,891)

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2008	$ 360	$ 359,640	$ 144,901	$ 504,901
Net loss	–	–	(27,891)	(27,891)
Dividend paid to parent	–	–	(236,000)	(236,000)
Balance at December 31, 2008	$ 360	$ 359,640	$ (118,990)	$ 241,010

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net loss	$ (27,891)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivables	44,975
Increase in prepaid expenses	(9,992)
Change in unrealized gain on investment	37,170
Decrease in due to MTL Insurance Company	(143,671)
Decrease in other liabilities	(69,988)
Net cash used in operating activities	(169,397)
Financing activities	
Dividend paid to parent company	(236,000)
Net decrease in cash	(405,397)
Cash at beginning of year	685,215
Cash at end of year	$ 279,818
Supplemental disclosure of cash flow information	
Income taxes paid	$ 40,519

See accompanying notes to financial statements.

1. Nature of Operations and Significant Accounting Policies

Organization

MTL Equity Products, Inc. (the Company) was incorporated in 1984 to act as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and securities products. The Company is a wholly owned subsidiary of MTL Holdings, Inc., which, in turn, is a wholly owned subsidiary of Mutual Trust Holding Company.

The Company is primarily involved in the sale of mutual funds and variable annuities, with 75% of total mutual fund sales placed with the American Funds, Putnam Funds, Oppenheimer Funds, AllianceBernstein Funds, and Franklin Templeton Distributors and 69% of total variable annuities placed with ING Group, Jackson National, Pacific Life, Prudential, and Allianz during 2008. Approximately 58% of the Company's 2008 business was transacted in Michigan and Illinois. Additionally, five registered representatives produced 36% of the total revenue in 2008.

The Company clears its securities transactions on a fully disclosed basis through Mesirow Financial, Inc. (the clearing broker).

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions

Commission revenue for the sale of mutual funds and variable annuities is recorded when earned by the Company. Commission revenue for the sale of securities is recorded on a trade-date basis as securities transactions occur.

Commission expense is recorded commensurate with the earning of commission revenue.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments

The Company owns NASDAQ common stock purchased through a private offering. The common stock is carried at fair value and is determined using an independent pricing source. Unrealized gains or losses are recognized in other income.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS No. 157 effective January 1, 2008, which did not have an impact on the financial statements. Using the terminology in SFAS No. 157, the Company's investment in NASDAQ common stock is a Level 1 security as valuation is determined using an unadjusted quoted price.

2. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return filed by Mutual Trust Holding Company. Federal and state taxes have been provided for in these financial statements on a separate-entity basis at the effective tax rate of the Company. The difference between the effective tax rate and the statutory tax rate is due to nondeductible expenses.

The Company has a deferred tax liability at December 31, 2008, relating to the temporary difference in unrealized gains on investments. There were no unrecognized tax benefits or related accruals for interest and penalties at December 31, 2008. the Company's policy would be to accrue interest and penalties related to unrecognized tax benefits in its income tax provision.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At December 31, 2008, the Company had net capital of $200,682, exceeding the requirements by $150,682. At December 31, 2008, the ratio of aggregate indebtedness to net capital was 0.83 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

4. Related-Party Transactions

The Company had a fee-based agreement to provide investment guidance to MTL Insurance Company (MTLIC), another subsidiary of the Company's parent. The agreement was terminated as of April 1, 2008. The Company entered into a services agreement with MTLIC as of July 1, 2008, whereas MTLIC will pay and assume certain expenses on behalf of the Company in exchange for the broker-dealer services that the Company makes available to MTLIC's agents. Expenses include payroll and benefits expenses for employees of the Company, certain professional expenses, and certain shared expenses allocated to the Company by any entity that directly or indirectly controls both the Company and MTLIC. Such expenses were $189,673 in 2008.

The Company reimburses MTLIC for certain shared expenses incurred by MTLIC on behalf of the Company. These reimbursements totaled $200,237 in 2008. At December 31, 2008, the Company owed MTLIC $118,413, which includes certain of the aforementioned shared expenses, as well as all other payments made by MTLIC on behalf of the Company.

5. Transactions With Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Commitments and Contingencies

The Company is occasionally a defendant in various legal actions. The Company's management believes that the resolution of these actions will not have a material adverse effect on the Company's financial position or results of operations.

Supplemental Information

MTL Equity Products, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2008

Aggregate indebtedness	
Total liabilities	$ 166,570
Net capital	
Stockholder's equity	$ 241,010
Less nonallowable assets:	
Prepaid expenses	(31,372)
Nonallowable receivables	(3,396)
Total nonallowable assets	(34,768)
Net capital before haircuts	206,242
Haircuts on common stock	5,560
Net capital	$ 200,682
Capital requirements	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000	$ 50,000
Net capital in excess of requirement	150,682
Net capital as above	$ 200,682
Ratio of aggregate indebtedness to net capital	0.83 to 1

There are no material differences between the net capital computation included above and the Company's unaudited refiled Focus Part IIA filing as of December 31, 2008.

Schedule II

MTL Equity Products, Inc.

Statement Regarding Rule 15c3-3

Year Ended December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301
Tel: 312 879 2000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
MTL Equity Products, Inc.

In planning and performing our audit of the financial statements of MTL Equity Products, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 16, 2009

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

MTL Equity Products, Inc.
Year Ended December 31, 2008
With Report of Independent Registered
Public Accounting Firm